UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 14.)

SEASPAN CORPORATION

(Name of Issuer)

Class A common shares, $.01 par value per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Deep Water Holdings, LLC c/o Washington Corporations 101 International Way P.O. Box 16630 Missoula, Montana 59808 (406) 523-1300	The Kyle Roy Washington 1999 Trust II c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	The Kevin Lee Washington 1999 Trust II c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box. 2490 Jackson, WY 83001 (307) 773-9437

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Chris K. Visser

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104-1158

Phone: 206.370.8343

Fax: 206.370.6199

March 16, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y75638109

1.	Name of Reporting Person Deep Water Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 14,086,934 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,086,934 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,086,934 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 22.40%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares held by Deep Water Holdings, LLC (“Deep Water”), whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust. Lawrence R. Simkins, the manager of Deep Water, has voting and investment power with respect to the shares of Class A Common Shares held by Deep Water. Mr. Simkins disclaims any beneficial ownership of the shares of Class A Common Shares beneficially owned by Deep Water, the Dennis Washington Trust and Dennis R. Washington.

**	Based on 62,894,795 shares of Class A Common Shares outstanding as of March 15, 2012 as reported on the Issuer’s Report on Form 20-F filed on March 26, 2012.

CUSIP No. Y75638109

1.	Name of Reporting Person The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 14,086,934 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,086,934 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,086,934 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 22.40%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares beneficially owned by The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”) may also be deemed to be beneficially owned by Dennis R. Washington, the trustee of the Dennis Washington Trust.

**	Based on 62,894,795 shares of Class A Common Shares outstanding as of March 15, 2012 as reported on the Issuer’s Report on Form 20-F filed on March 26, 2012.

CUSIP No. Y75638109

1.	Name of Reporting Person Dennis R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 14,086,934 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,086,934 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,086,934 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 22.40%**
14.	Type of Reporting Person IN

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares held by Deep Water Holdings, LLC, whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust.

**	Based on 62,894,795 shares of Class A Common Shares outstanding as of March 15, 2012 as reported on the Issuer’s Report on Form 20-F filed on March 26, 2012.

CUSIP No. Y75638109

1.	Name of Reporting Person The Kevin Lee Washington 1999 Trust II
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming (See Item 2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 4,050,540 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,050,540 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,050,540 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.44%**
14.	Type of Reporting Person OO

*	As the trustee of The Kevin Lee Washington 1999 Trust II (the “Kevin Washington Trust”), Copper Lion, Inc. has voting and investment power with respect to the shares of Class A Common Shares held by the Kevin Washington Trust.

**	Based on 62,894,795 shares of Class A Common Shares outstanding as of March 15, 2012 as reported on the Issuer’s Report on Form 20-F filed on March 26, 2012. The Kevin Washington Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

CUSIP No. Y75638109

1.	Name of Reporting Person Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming (See Item 2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,068,459 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,068,459 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,068,459 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.70%**
14.	Type of Reporting Person OO

*	As the trustee of the Kyle Roy Washington 2005 Irrevocable Trust, created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), Copper Lion, Inc. has voting and investment power with respect to the shares of Class A Common Shares held by the Kyle Washington 2005 Trust.

**	Based on 62,894,795 shares of Class A Common Shares outstanding as of March 15, 2012 as reported on the Issuer’s Report on Form 20-F filed on March 26, 2012. The Kyle Washington 2005 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

CUSIP No. Y75638109

1.	Name of Reporting Person The Kyle Roy Washington 1999 Trust II
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming (See Item 2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,798,896 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,798,896 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,798,896 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.45%**
14.	Type of Reporting Person OO

*	As the trustee of the Kyle Roy Washington 1999 Irrevocable Trust II (the “Kyle Washington 1999 Trust”), Copper Lion, Inc. has voting and investment power with respect to the shares of Class A Common Shares held by the Kyle Washington 1999 Trust.

**	Based on 62,894,795 shares of Class A Common Shares outstanding as of March 15, 2012 as reported on the Issuer’s Report on Form 20-F filed on March 26, 2012. The Kyle Washington 1999 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

CUSIP No. Y75638109

1.	Name of Reporting Person Copper Lion, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,917,895 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,917,895 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,917,895 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.59%**
14.	Type of Reporting Person CO

*	In its capacity as trustee of The Kevin Lee Washington 1999 Trust II (the “Kevin Washington Trust”), Copper Lion, Inc. (“Copper Lion”) has voting and investment power with respect to the shares of Class A Common Shares held by the Kevin Washington Trust. In its capacity as trustee of the Kyle Roy Washington 2005 Irrevocable Trust, created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), Copper Lion has voting and investment power with respect to the shares of Class A Common Shares held by the Kyle Washington 2005 Trust. In its capacity as trustee of The Kyle Roy Washington 1999 Trust II (The “Kyle Washington 1999 Trust”), Copper Lion has voting and investment power with respect to the shares of Class A Common Shares held by the Kyle Washington 1999 Trust.

**	Based on 62,894,795 shares of Class A Common Shares outstanding as of March 15, 2012 as reported on the Issuer’s Report on Form 20-F filed on March 26, 2012.

EXPLANATORY STATEMENT

This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) relates to shares of Class A Common Shares, par value $0.01 per share (the “Common Shares”) of Seaspan Corporation, a corporation organized and existing under the Republic of the Marshall Islands (the “Issuer”). This Amendment No. 14 is being filed on behalf of the following persons (collectively, the “Reporting Persons”): Deep Water Holdings, LLC (“Deep Water”), The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), Mr. Dennis R. Washington (“Mr. Washington”), The Kevin Lee Washington 1999 Trust II (the “Kevin Washington Trust”), the Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), The Kyle Roy Washington 1999 Trust II (the “Kyle Washington 1999 Trust”), and Copper Lion, Inc. (“Copper Lion”).

This Amendment No. 14 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on February 11, 2009, as amended on May 15, 2009 and as subsequently amended on May 27, 2009, August 20, 2009, August 31, 2009, September 11, 2009, October 6, 2009, May 25, 2010, June 23, 2010, March 18, 2011, April 19, 2011, December 13, 2011, February 1, 2012 and on March 13, 2012 (the “Schedule 13D”).

Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3.	Source and Amount of Funds or Other Consideration

Deep Water purchased the Common Shares in the amounts listed on Schedule A with its working capital. Deep Water did not purchase any Common Shares with borrowed funds.

Item 4.	Purpose of Transaction

As previously disclosed, Deep Water, as the holder of a majority of the Issuer’s outstanding 12% Cumulative Preferred Shares—Series A, (the “Series A Preferred Shares”), has the right to elect up to two members of the Issuer’s board of directors. To date, the holders of the Preferred Shares have only elected one member to the Issuer’s board of directors.

Also, as previously disclosed, on January 31, 2012, Deep Water delivered a notice of nomination to the Corporate Secretary of the Issuer, in accordance with the Issuer’s Bylaws, that Deep Water was nominating David Lyall for election to the Issuer’s Board of Directors as a Class I Director at the Issuer’s Annual Meeting of Shareholders to be held in 2012.

On March 26, 2012 the Issuer disclosed in its Annual Report on Form 20-F that the Issuer has expanded the size of its Board of Directors by one director and that the Issuer has nominated David Lyall for election as a Class I Director at its upcoming Annual Meeting of Shareholders to be held on May 12, 2012. Kyle R. Washington and Nicholas Pitts-Tucker have also been nominated by the Issuer for re-election as Class I Directors.

Other than as set forth above or as previously reported, the Reporting Persons do not have any current plans or proposals to change the number or term of directors or to fill any vacancies on the board.

Item 5.	Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in the Issuer’s Common Shares during the past 60 days other than as previously disclosed on Amendment No. 13 to Schedule 13D. All of the transactions set forth on Schedule A were effected in the New York Stock Exchange trading market, except for the referenced Common Shares that were acquired from the named party set forth in Schedule A.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2012	DEEP WATER HOLDINGS, LLC (1)

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: March 28, 2012	THE ROY DENNIS WASHINGTON REVOCABLE LIVING TRUST CREATED UNDER AGREEMENT DATED NOVEMBER 16, 1987, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATION AND RESTATEMENTS (1)

/s/ Dennis R. Washington
Dennis R. Washington, Trustee

Dated: March 28, 2012	DENNIS R. WASHINGTON (1)

/s/ Dennis R. Washington
Dennis R. Washington

Dated: March 28, 2012	THE KYLE ROY WASHINGTON 1999 TRUST II (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: March 28, 2012	THE KEVIN LEE WASHINGTON 1999 TRUST II (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: March 28, 2012	KYLE ROY WASHINGTON 2005 IRREVOCABLE TRUST CREATED UNDER AGREEMENT DATED JULY 15, 2005, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATIONS AND RESTATEMENTS (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: March 28, 2012	COPPER LION, INC. (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc.

(1)	This amendment is being filed jointly by Deep Water Holdings, LLC, The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements, Mr. Dennis R. Washington, The Kevin Lee Washington 1999 Trust II, Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements, The Kyle Roy Washington 1999 Trust II, and Copper Lion, Inc. pursuant to the Joint Filing Agreement dated January 30, 2012 and included as Exhibit 10.1 to Amendment 12 of Schedule 13D filed on February 1, 2012.

Schedule A

Purchase Transactions of Common Shares

By the named Reporting Persons during the last 60 days

Name of Reporting Person	Date	Transaction	Number of Shares	Approximate Price per Share

Deep Water Holdings	3/13/2012	Open market purchase	35,000	$18.73

Deep Water Holdings	3/14/2012	Open market purchase	70,000	$18.62

Deep Water Holdings	3/14/2012	Private party purchase from Tiger Container Shipping Company Limited*	394,000	$19.10

Deep Water Holdings	3/15/2012	Open market purchase	82,963	$18.85

Deep Water Holdings	3/16/2012	Open market purchase	46,330	$19.32

*	Graham Porter, a director of the issuer, controls Tiger Container Shipping Company Limited.